EARTHGRID PBC

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Earthgrid PBC
Richmond, California

Opinion

We have audited the financial statements of Earthgrid PBC which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Earthgrid PBC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company's ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Earthgrid PBC will continue as a going concern. As discussed in Note 11, certain conditions indicate that Earthgrid PBC may not be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Earthgrid PBC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Earthgrid PBC's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2023.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Earthgrid PBC's control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Earthgrid PBC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 6, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash and cash equivalents	$	7,688,621	$	397,097
Accounts receivable		301,623		-
Prepaid expenses and other current assets		1,029,212		133,215
Due from related parties		1,868,015		363,315
Total current assets		**10,887,471**		**893,627**
Right of use assets		1,122,174		-
Property and equipment, net		1,029,016		967,889
Total assets	$	**13,038,661**	$	**1,861,516**
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities:				
Accounts payable	$	1,402,470	$	53,526
Due to related parties		26,664		74,309
Lease liabilities, current portion		282,358		-
Total current liabilities		**1,711,492**		**127,835**
Lease liabilities, net of current portion		839,816		-
SAFE liability		23,877,215		5,625,730
Total liabilities		**26,428,523**		**5,753,565**
STOCKHOLDERS' EQUITY (DEFICIT)				
Preferred stock		770		770
Common stock		692		600
Additional paid-in capital		6,438,812		3,053,648
Accumulated deficit		(19,830,136)		(6,947,067)
Total stockholders' equity (deficit)		**(13,389,862)**		**(3,892,049)**
Total liabilities and stockholders' equity (deficit)		**13,038,661**	$	**1,861,516**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net revenue	$	391,255	$	1,711
Operating expenses:				
General and administrative		9,039,110		3,614,092
Research and development		3,673,483		2,845,303
Sales and marketing		712,801		100,961
Total operating expenses		13,425,394		6,560,356
Operating income/ (loss)		(13,034,139)		(6,558,645)
Other income (expense):				
Interest income		102,807		-
Other income		48,263		-
Net income/(loss) before provision for income tax		(12,883,069)		(6,558,645)
Provision/(benefit) for income taxes		-		-
Net loss	$	**(12,883,069)**	$	**(6,558,645)**

See accompanying notes to financial statements.

EARTHGRID PBC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For Fiscal Years Ended December 31, 2023 and 2022

(USD $ in Dollars)

(in , $US)	Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balance—December 31, 2021	**2,250,000** $	**225**	**750,000** $	**75** $	**300,951** $	**(388,422)** $	**(87,172)**
Contributions	-	-	-	-	669,773	-	669,773
Issuance of preferred stock	5,450,000	545	-	-	1,924,455	-	1,925,000
Issuance of common stock	-	-	5,250,000	525	(525)	-	-
Stock-based compensation	-	-	-	-	158,994	-	158,994
Net loss	-	-	-	-	-	(6,558,645)	(6,558,645)
Balance—December 31, 2022	**7,700,000**	**770**	**6,000,000**	**600**	**3,053,648**	**(6,947,067)**	**(3,892,050)**
Issuance of common stock, net of offering costs	-	-	898,381	90	3,276,356	-	3,276,446
Exercise of options			22,000	2	10,778		10,780
Stock-based compensation	-	-	-	-	98,030	-	98,030
Net loss	-	-	-	-	-	(12,883,069)	(12,883,069)
Balance—December 31, 2023	**7,700,000** $	**770**	**6,920,381** $	**692** $	**6,438,812** $	**(19,830,136)** $	**(13,389,862)**

See accompanying notes to financial statements.

EARTHGRID PBC
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$ (12,883,069)	$ (6,558,645)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	98,030	158,994
Depreciation expense	583,119	81,941
Gain on sale of equipment	87,752	-
Changes in operating assets and liabilities:		
Accounts receivable	(301,623)	4,725
Prepaid expenses and other current assets	(895,997)	(133,215)
Due from related parties	(1,504,700)	(259,054)
Accounts payable	1,348,944	7,290
Due to related parties	(47,645)	(150,834)
Net cash used in operating activities	**(13,515,190)**	**(6,848,798)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment, net	(1,742,710)	(988,719)
Proceeds from sale of equipment	1,010,713	-
Net cash used in investing activities	**(731,997)**	**(988,719)**
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from SAFEs	18,251,485	5,625,730
Issuance of preferred stock	-	1,925,000
Issuance of common stock, net of offering costs	3,276,446	-
Proceeds from issuance of common stock for exercise of options	10,780	-
Contributions	-	669,773
Net cash provided by financing activities	**21,538,711**	**8,220,503**
Change in cash	7,291,524	382,986
Cash—beginning of year	397,097	14,111
Cash—end of year	**$ 7,688,621**	**$ 397,097**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVIES:		
Right of use asset and operating lease liability	$ 1,150,973	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Earthgrid PBC (the "Company") was formed as Red Gopher Cooperative on September 23, 2016, in the state of Delaware. The Company changed its name to Earthgrid PBC on June 29, 2020. The Company is a public benefit corporation.

EarthGrid has invented plasma tunnel boring robots that are solar powered, use no water, have zero emissions, and can bore tunnels 100x faster at 1/10th the cost of conventional techniques. The Company is building a network of large, underground utility tunnels that improve infrastructure and rapidly accelerate the transition to 100% clean energy by enabling underground clean energy power lines, high-speed data, water, and wastewater, H2 pipelines, e-commerce parcel transportation via pneumatic tubes, etc. They have a BOOM (Build, Own, Operate and Manage) model, and intend to lease space to investment-grade utilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts were reclassified in the financial statements to conform to current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $7,041,683 and $102,365, respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023, and 2022, the Company determined that no reserve was necessary.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers. As of December 31, 2023 and 2022, the Management did not deem the allowance for expected credit losses to be material to these financial statements.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The Company depreciates all assets assuming a useful life of 5 years.

Impairment of Long-lived Assets

Long-lived assets, such as property, equipment, and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Research and Development

Research and development include costs to develop the Company's products and services, including personnel expenses, equipment rental, design and modeling costs, as well as related patent expenses. Research and development costs are expensed as incurred.

EARTHGRID PBC
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company has earned initial revenue from consulting services and use of its utilities. The revenue is recognized at the point in time the services are complete.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Simple Agreements for Future Equity

The Company measures the simple agreements for future equity ("SAFE or "SAFEs") at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assesses these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the simple agreements for future equity related to updated assumptions and estimates are recognized within the statements of operations.

The simple agreements for future equity may change significantly as additional data is obtained, impacting the Company's assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company's results of operations in future periods.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 2, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We have adopted this ASU on January 1, 2022, and it did not have any effect on our financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and 2022, property and equipment consist of:

December 31,	2023	2022
Computer equipment	$ 17,145	$ 55,624
Equipment	1,387,740	871,528
Furniture	105,837	7,159
Leasehold improvements	140,777	115,519
Vehicle	58,178	-
Property and Equipment	**1,709,677**	**1,049,830**
Accumulated Depreciation	(680,661)	(81,941)
Property and Equipment, net	**$ 1,029,016**	**$ 967,889**

Depreciation expense for the years ended December 31, 2023, and 2022 were in the amount of $583,119 and $81,941, respectively.

In 2023, the Company disposed of certain property and equipment. The Company recorded a gain on the sale of the equipment in the amount of $87,752, which was included in the other income.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

The Company is authorized to issue 25,000,000 shares of Common Stock and 7,700,000 shares of Preferred Stock.

As of December 31, 2023, the Company had 6,920,381 shares of Common Stock issued and outstanding, and 7,700,000 shares of Preferred Stock issued and outstanding.

During the year ended December 31, 2023, the Company issued 898,381 shares of Common Stock pursuant to a Regulation CF offering for net proceeds of $3,276,447.

During the year ended December 31, 2023, option holders exercised options for 22,000 shares of Common Stock for proceeds of $10,780.

During the year ended December 31, 2022, the Company issued 5,450,000 shares of Preferred Stock to the founder for a fair value of $1,925,000, which is included in general and administrative expenses in the statements of operations.

During the year ended December 31, 2022, the Company issued 5,250,000 shares of Common Stock for nominal value.

5.   DEBT

During 2023 and 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") for aggregate purchase amounts of $18,251,485 and $5,625,730, respectively. The agreements, which provide the right of the investors to future equity in the Company, were subject to a valuation cap ranging from $20 to $60 million with a 70 - 80% discount rate.

The details of the SAFEs are as follows:

SAFE	Valuation Cap	Discount	Principal	As of December 31, 2023	As of December 31, 2022
2022 SAFEs	$ 20,000,000	20% - 30%	$ 2,763,200	$ 2,763,200	$2,763,200
2022 SAFEs	$ 30,000,000	20%	1,977,530	1,977,530	1,977,530
2022 SAFEs	$ 60,000,000	20%	885,000	885,000	885,000
2023 SAFEs	$ 60,000,000	20%	18,251,485	18,251,485	-
				$ 23,877,215	$5,625,730

The SAFEs include a provision allowing for cash redemption upon the occurrence of a change of control, the occurrence of which is outside the control of the Company. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price.

If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of Such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

The SAFE Agreement is considered a mandatorily redeemable financial instrument under ASC 480-10-15-8. Because the SAFE may require the issuer to redeem the instrument for cash upon a change of control, the agreement should be classified and recorded as a liability under ASC 480-10-25-8 because a change of control is an event that is considered not under the sole control of the issuer. Therefore, the SAFEs are classified as marked-to-market liabilities pursuant to ASC 480 in other long-term liabilities. As of December 31, 2023, and 2022, there was no change in fair value.

6. STOCK-BASED COMPENSATION

The Company's Board of Directors has granted incentive stock options to key employees, contractors, and advisors. The options have exercise prices of $0.49 per share. Options generally vest over a requisite service period of thirty-six months and expire ten years after issuance.

As of December 31, 2023, the Company had 3,000,000 authorized shares under the Equity Incentive Plan. Total granted awards per the equity plan were 2,044,260 and shares available for issuance were 955,740.

The following is a summary of options activity:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2021	-	$ -	
Granted	1,550,750	0.49	
Outstanding at December 31, 2022	**1,550,750**	$ **0.49**	**9.05**
Granted	671,510	0.62	
Exercised	(22,000)	0.49	
Expired/Cancelled	(156,000)	0.49	
Outstanding at December 31, 2023	**2,044,260**	$ **0.51**	**8.05**
Exerciseable at December 31, 2022	1,550,750	$ 0.49	
Exerciseable at December 31, 2023	2,044,260	$ 0.51	

Total shares vested in 2023 and 2022 were 861,007 and 794,967 shares, respectively.

The fair value of the options granted were estimated at the grant date using the Black-Scholes pricing model under the following assumptions:

As of Year Ended December 31,	2023	2022
Expected life (years)	5.00	5.00
Risk-free interest rate	3.95%	3.50%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

During the years ended 2023 and 2022, total stock compensation cost was recorded of $98,030 and $158,994, respectively.

7.   RELATED PARTY TRANSACTIONS

During the years ended December 31, 2023 and 2022, the Company provided advances to related parties (entities controlled by management and the founding shareholder) of $1,504,701 and $259,054, respectively. As of December 31, 2023 and 2022, the balance outstanding on these advances was $1,868,015 and $967,889, respectively.

During the years ended December 31, 2023 and 2022, the Company made repayments in advances from related parties (entities controlled by management and the founding shareholder) of $47,645 and $150,833, respectively. As of December 31, 2023, and 2022, the balance on these advances was $26,664 and $74,309, respectively.

8.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and 2022, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (2,719,842)	$ (1,957,100)
Valuation Allowance	2,719,842	1,957,100
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023 and 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (5,864,943)	$ (2,073,005)
Valuation Allowance	5,864,943	2,073,005
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had cumulative net operating loss ("NOL") carryforwards of approximately $19,560,000. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023 and 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. LEASE

Operating Leases

In November 2023, the Company entered into an operating lease agreement for office space. The lease expires in 5 years and 2 months. The lease requires monthly payments of $23,529, with annual increases. In 2028, base monthly rent will be $35,004.   As such, the Company recorded a right of use asset ("ROU") and lease liability of $1,150,973.

Below are details of the Company's operating lease liability:

Lease Liability:	
Beginning balance	$ -
Additions	1,150,973
Interest	18,260
Lease payments	(47,060)
Ending balance	$ 1,122,173

The Company utilized a weighted average discount rate of 9.78%.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 6, 2024, which is the date the financial statements were available to be issued.

Through the issuance date, the Company has received proceeds of approximately $997,000 from SAFEs with a valuation cap of $75 million. The Company has signed agreements totaling $2.4 million for the respective SAFEs.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net loss of $13,034,139, net operating cash outflow of $13,515,190 and liquid assets in cash of $7,688,621, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.